

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Via U.S. Mail and Facsimile

Mr. Albert L. Reese Jr.
Chief Financial Officer
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027

      Re: ATP Oil & Gas Corporation
              Registration Statement on Form S-4
              Filed October 12, 2010
              File No. 333-169880

              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              Form 10-Q for Fiscal Period Ended June 30, 2010
              Filed August 9, 2010
              File No. 1-32647

Dear Mr. Reese:

      We have reviewed your registration statement and the other referenced filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending the applicable filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to a filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We will not accelerate the effectiveness of your registration statement until you resolve
        all comments on your Exchange Act filings.

Form 10-K for Fiscal Year Ended December 31, 2009

General

2.   In light of recent events involving the Gulf of Mexico, please review your disclosure to
        ensure that you have disclosed all material information regarding your potential liability
        in the event that one of the rigs operating on your property is involved in an explosion or
        similar event in any of your offshore locations. For example, and without limitation,
        please address the following:

        •   Disclose the applicable policy limits related to your insurance coverage;
        •   Disclose your related indemnification obligations and those of your rig operators, if
            applicable;
        •   Disclose whether your existing insurance would cover any claims made against you
            by or on behalf of individuals who are not your employees in the event of personal
            injury or death, and whether the rig operator would be obligated to indemnify you
            against any such claims;
        •   Clarify your insurance coverage with respect to any liability related to any resulting
            negative environmental effects; and
        •   Provide further detail on the risks for which you are insured for your offshore
            operations.

3.   In this regard, discuss what remediation plans or procedures you have in place to deal
        with the environmental impact that would occur in the event of an oil spill or leak from
        your offshore operations.

4.   Please tell us about your plans to resume drilling in the Gulf of Mexico and the status of
        your compliance with NTL No. 2010-N05 and NTL No. 2010-N06.

Business, page 7

Marketing and Delivery Commitments, page 9

5.   Please provide the disclosure regarding delivery commitments required by Item 1207 of
        Regulation S-K.

Risk Factors, page 14

6.   We note your disclosure at page 16 that under the second amendment to the Term Loans with Credit Suisse, the calculation of the trailing-twelve-months EBITDAX was expanded to include gains from certain property transactions that did not qualify for gain accounting treatment. Tell us how the gains were determined and explain why they are not being reported as gains under U.S. GAAP.

Proved Undeveloped Reserves, page 25

7.   Please tell us whether you have proved undeveloped reserves that are older than five years.

8.   We note that as of December 31, 2009, your PUDs totaled 70.1 MMBbls of crude oil and 286.0 Bcf of natural gas, for a total of 117.8 MMBoe. We further note that during 2009 you only converted 2.6 MMBoe PUDs into proved developed reserves. Please tell us whether your PUDs will be converted within 5 years and explain the basis for such conclusion.

Exhibit 23.5

9.   Please obtain and file a revised version of this exhibit that includes the disclosure required by Items 1202(a)(8)(iv, v, and viii).

Exhibit 23.6

10.   The closing paragraph states in part that the "report was prepared for the exclusive use and sole benefit of ATP Oil & Gas Corporation and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Definitive Proxy Statement on Schedule 14A Filed April 29, 2010

Compensation Discussion and Analysis, page 23

11.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

ATP Discretionary Bonus Policy, page 27

12.   We note your disclosure at the bottom of page 27 that each of Messrs. Bulmahn, Tate, Reese and Godwin were awarded bonuses under the Discretionary Bonus Policy in

connection with the corporate achievements described at page 26. With respect to Mr. Bulmahn and Mr. Tate, please describe in greater detail "each individual's instrumental role in those achievements," as considered by your compensation committee, and with respect to Mr. Reese and Mr. Godwin, please describe in greater detail the "key contributions" which the committee recognized.

Potential Payments upon Termination of Change in Control, page 34

13.   We note your disclosure regarding the payments your named executive officers would receive if there were a change in control of the company. Please elaborate on the compensation committee's rationale for selecting these particular events as triggers for the specified payments. Also explain why Mr. Bulmahn would be awarded a cash payment upon a change of control, regardless of whether a termination event occurs, whereas the other executive officers have double-trigger provisions. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Form 10-Q for Fiscal Period Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 35

14.   We note your statement that "[w]e anticipate our 2010 cash capital expenditures (including abandonment) will be between $450 and $500 million, which is the level that we expect can be funded with cash on hand and cash flows from operations." We further note your statement in Exhibit 99.1 to your Form 8-K filed on August 6, 2010 that "ATP incurred CAPEX costs of $513.3 million during the first six months of 2010." We also note that you provide substantial information in this earnings release regarding capital expenditures, such as guidance on your projected capital expenditures for the remainder of the year, that is not included in your Form 10-Q. Please ensure that you include all material information regarding your liquidity and capital resources in future periodic reports.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the company's disclosure to be certain that the filings include the information the Securities Act, the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, and in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments or the staff's declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard S. Roth, Esq.
        Jackson Walker L.L.P.
        Facsimile No. (713) 308-4152